EXHIBIT 21

CNL Healthcare Properties II, Inc.

Subsidiaries of the Registrant

All entities were formed in Delaware, unless otherwise noted, and all entities do business under the name listed, unless otherwise noted.

1.	CHP II GP, LLC
2.	CHP II MOB Holding, LLC
3.	CHP II Overland Park KS MOB Owner, LLC
4.	CHP II Partners, LP
5.	CHP II SL Owner Holding I, LLC
6.	CHP II Summer Vista FL Owner, LLC
7.	CHP II Summer Vista FL Tenant, LLC
8.	CHP II TRS Holding, Inc.

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